Exhibit 99.1

[Letterhead of Jumia Technologies AG]

Berlin, March 30, 2021 – Jumia Technologies AG (“Jumia”), the leading pan-African e-commerce platform, announced that it has completed its “at the market” offering. All 8,962,961 ADSs offered by Jumia were sold at an average price of $38.90 per ADS, generating aggregate gross proceeds of $348.6 million. Proceeds, net of commissions and estimated expenses, are expected to be $341.2 million. Jumia intends to use the net proceeds from this offering for general corporate purposes.

On March 18, 2021, Jumia filed a prospectus supplement with the Securities and Exchange Commission for the sale of 8,962,961 ADSs through an “at the market” offering with Citigroup Global Markets Inc. as Jumia’s agent.

About Jumia

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of its marketplace, which connects sellers with consumers, its logistics service, which enables the shipment and delivery of packages from sellers to consumers, and its payment service, which facilitates transactions among participants active on Jumia’s platform in selected markets.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this release include, but are not limited to, statements concerning the use of proceeds from the offering. Risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” in Jumia’s registration statement on Form F-3. Forward-looking statements speak only as of the date the statements are made and are based on information available to Jumia at the time those statements are made and / or management’s good faith belief as of that time with respect to future events. Jumia assumes no obligation to update forward-looking statements to reflect events or circumstances after the date that they were made, except as required by law.

Contacts

Safae Damir

Head of Investor Relations

investor-relations@jumia.com

Abdesslam Benzitouni

Head of PR and Communications

press@jumia.com